SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

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FORM 8-A/A AMENDMENT NO. 2

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Net Perceptions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	41-1844584

(State of Incorporation or Organization)	(IRS Employer Identification No.)

One Pickwick Plaza, Greenwich, CT 06830	55435

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: [ ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: [X]

Securities to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

Series A Junior Participating Preferred Stock Purchase Rights

(Title of Class)

Net Perceptions, Inc. (the “Company”) hereby amends and supplements certain information in Items 1 and 2 of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “Commission”) on June 6, 2001, as amended by Amendment No. 1 thereto filed with the Commission on December 24, 2003. In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, the complete text of Items 1 and 2, as amended by this Amendment No. 2 on Form 8-A/A, is set forth below.

Item 1. Description of Registrant's Securities to be Registered.

On June 1, 2001, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of common stock of the Company, par value $0.001 per share (the “Common Stock”), to stockholders of record at the close of business on June 14, 2001 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $.0001 per share (the “Series A Preferred Stock”), at a purchase price of $15 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, as amended by the Rights Agreement Amendments (as defined below), between the Company and Wells Fargo Bank Minnesota, N.A., as Rights Agent (the “Rights Agreement”).

On December 23, 2003, the Company and Wells Fargo Bank Minnesota, N.A., as Rights Agent, entered into an Amendment No. 1 to Rights Agreement, dated December 22, 2003, between the Company and Wells Fargo Bank Minnesota, N.A. (“Amendment No. 1”). Amendment No. 1, among other things, provides that the rights issued thereunder will not be separately distributed to the Company’s stockholders and become exercisable solely as a result of the commencement of a tender offer or exchange offer for all outstanding shares of the Common Stock. In addition, Amendment No. 1 provides that the rights will not “flip-in” and entitle a holder to purchase shares of Common Stock at a discount upon consummation of such an offer which results in the bidder beneficially owning at least 85% of the outstanding shares of the Common Stock, excluding for purposes of determining the number of shares of Common Stock outstanding those shares owned by (1) directors who are also officers of the Company and (2) stock plans sponsored by the Company in which Company employee participants do not have the right to determine confidentially whether shares of Common Stock held subject to such plan(s) will be tendered in a tender offer or exchange offer. Pursuant to Amendment No. 1, the rights would also not be triggered by a subsequent merger of the Company with such a bidder in which the Company’s stockholders receive the same consideration as was paid or issued in the tender offer or exchange offer. Amendment No. 1 also clarified that stockholders who entered into voting agreements or understandings solely regarding voting on the Company’s proposed plan of complete liquidation and dissolution (the “Plan of Liquidation”) submitted to stockholders at a special meeting held on March 24, 2004 (the “Special Meeting”) would not be deemed to beneficially own the shares owned by the other parties to such agreements or understandings. Since the Plan of Liquidation did not receive the requisite stockholder vote for approval at the Special Meeting, this aspect of Amendment No. 1 is no longer applicable.

On April 21, 2004, the Company and Wells Fargo Bank Minnesota, N.A., as Rights Agent, entered into an Amendment No. 2 to Rights Agreement (“Amendment No. 2", and together with Amendment No. 1, the “Rights Agreement Amendments”), as previously amended by Amendment No. 1 described in the immediately preceding paragraph, in connection with and prior to the Company’s sale of a convertible subordinated note (the “Convertible Note”) to Olden Acquisition LLC, a Delaware limited liability company. The Convertible Note is convertible into approximately 19.9% of the Company’s Common Stock outstanding as of the April 21, 2004 closing date of such sale. Amendment No. 2 amended various provisions of the Rights Agreement so that such sale and related transactions, including without limitation the issuance of shares of Common Stock upon conversion of the Convertible Note, would not result in the Rights being separately distributed, becoming exercisable or otherwise triggered.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock after June 1, 2001 (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender or transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on June 14, 2011, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

If there is a Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter the separate Rights certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that a person becomes an Acquiring Person, except as otherwise provided in the Rights Agreement Amendment or pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate to and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a “Qualified Offer”), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $15 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $30 worth of Common Stock (or other consideration, as noted above) for $15. Assuming that the Common Stock had a per share value of $1 at such time, the holder of each valid Right would be entitled to purchase 30 shares of Common Stock for $15.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

As of April 30, 2001, there were 27,037,814 shares of Common Stock of the Company outstanding and no shares of Common Stock of the Company in the treasury. Each share of Common Stock of the Company outstanding at the close of business on June 14, 2001, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee benefit plans or upon the exercise, conversion or exchange of certain securities of the Company. 1,500,000 shares of Series A Preferred Stock are initially reserved for issuance upon exercise of the Rights.

The number and kind of shares and the purchase price of the shares covered by each Right and the number of Rights outstanding are subject to adjustment in the event of a dividend, subdivision, combination or reclassification of the Series A Preferred Stock such that the purchase price in effect at the time of the record date for such event and the number and kind of shares of Series A Preferred Stock or capital stock issuable on such date shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of Series A Preferred Stock or capital stock as if such Right had been exercised immediately prior to such dividend, subdivision, combination or reclassification.

The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror who is willing to negotiate with the Board or who is willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, (i) at any time prior to the Distribution Date, amend the Rights Agreement or (ii) at any time until 10 days following the Stock Acquisition Date redeem all, but not less than all, of the then outstanding Rights at the Redemption Price.

The Rights Agreement (as originally adopted), dated as of June 1, 2001, between the Company and Wells Fargo Bank Minnesota, N.A., as Rights Agent, specifying the terms of the Rights and including the form of the Certificate of Designation, Preferences and Rights, Amendment No. 1 and Amendment No. 2 are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

Item 2.    Exhibits.

1	Rights Agreement, dated as of June 1, 2001, between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent, including the form of the Certificate of Designation, Preferences and Rights setting forth the terms of the Series A Junior Participating Preferred Stock, par value $.0001 per share, as Exhibit A, the form of Rights Certificates as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement) (incorporated by reference to Exhibit 1 to the Registrant’s Registration Statement on Form 8-A filed June 6, 2001).

2	Amendment No. 1 to Rights Agreement, dated December 22, 2003, between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Registrant's Registration Statement on Form 8-A/A filed December 24, 2003).

3	Amendment No. 2 to Rights Agreement, dated April 21, 2004, between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NET PERCEPTIONS, INC.

Date:	April 22, 2004	By:	/s/ Thomas M. Donnelly

Name:	Thomas M. Donnelly
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1	Rights Agreement, dated as of June 1, 2001, between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent, including the form of the Certificate of Designation, Preferences and Rights setting forth the terms of the Series A Junior Participating Preferred Stock, par value $.0001 per share, as Exhibit A, the form of Rights Certificates as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement) (incorporated by reference to Exhibit 1 to the Registrant’s Registration Statement on Form 8-A filed June 6, 2001).

2	Amendment No. 1 to Rights Agreement, dated December 22, 2003, between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent(incorporated by reference to Exhibit 2 to Amendment No. 1 to the Registrant’s Registration Statement on Form 8-A/A filed December 24, 2003).

3	Amendment No. 2 to Rights Agreement, dated April 21, 2004, between Net Perceptions, Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent.

Exhibit 3

AMENDMENT NO. 2 TO RIGHTS AGREEMENT

This AMENDMENT NO. 2 TO RIGHTS AGREEMENT (this “Amendment”) is being entered into as of April 21, 2004, between Net Perceptions, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank Minnesota, N.A., as rights agent (the “Rights Agent”).

The Company and the Rights Agent are parties to a Rights Agreement, dated as of June 1, 2001, as amended by Amendment No. 1 to Rights Agreement dated as of December 22, 2003 (as so amended, the “Rights Agreement”).

The Company is proposing to enter into a Convertible Note Purchase Agreement (the “Purchase Agreement”) between the Company, as issuer and seller, and Olden Acquisition LLC, a Delaware limited liability company, as purchaser (the “Purchaser”), whereby, upon the terms and subject to the conditions set forth therein, the Company will issue and sell to the Purchaser, and the Purchaser will purchase from the Company, a convertible subordinated note of the Company which will initially be convertible (if converted in full) into a number of shares of Common Stock constituting 19.9% of the shares of Common Stock outstanding on the date of closing under the Purchase Agreement (before giving effect to the issuance of such shares of Common Stock upon such conversion).

The Purchase Agreement includes a representation and warranty of the Company that the Company and its board of directors have taken all necessary action in order to render the Rights Agreement inapplicable to the transactions contemplated by the Purchase Agreement, including, without limitation, the Company’s issuance of the Note and the Purchaser’s ownership thereof.

Pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may supplement or amend the Rights Agreement in accordance with the provisions of such Section 27. In order to assure the accuracy of the aforesaid representation and warranty in the Purchase Agreement upon the Company’s execution of the Purchase Agreement, the Company now desires to amend the Rights Agreement as set forth in this Amendment, and deems such amendments to be necessary and desirable. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Rights Agreement.

NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

1. AMENDMENT OF SECTION 1(a). Section 1(a) of the Rights Agreement is hereby amended to add the following sentence at the end thereof:

“Notwithstanding anything in this Rights Agreement to the contrary, neither the Purchaser nor any of its existing or future Affiliates or Associates shall be deemed to be an Acquiring Person solely by virtue of the Transactions.”

2. AMENDMENT OF SECTION 1(kk). Section 1(kk) of the Rights Agreement is hereby amended to add the following proviso at the end thereof:

“; provided, however, that no Triggering Event shall result solely by virtue of the Transactions.”

3. AMENDMENT OF SECTION 1. Section 1 of the Rights Agreement is hereby amended to add the following subparagraphs at the end thereof:

(mm) “Purchaser” shall mean Olden Acquisition LLC, a Delaware limited liability company.

(nn) “Purchase Agreement” shall mean the Convertible Note Purchase Agreement between the Company, as issuer and seller, and Purchaser, entered into immediately after the execution and delivery of Amendment No. 2 to this Rights Agreement.

(oo) “Note” shall mean the convertible subordinated note of the Company purchased by the Purchaser pursuant to the Purchase Agreement, and “Notes” shall mean and include the Note and any substantially identical convertible subordinated note of the Company issued in substitution for or in connection with any transfers or partial conversion(s) of the Note;

(pp) “Transactions” shall mean any, some or all of the following: The execution and delivery by the Company and the Purchaser of the Purchase Agreement; the issuance and sale by the Company to the Purchaser, and the purchase and acquisition by the Purchaser, of the Note, pursuant to the Purchase Agreement; the acquisition and ownership by the Purchaser or any of its Affiliates or Associates of any Notes; any anti-dilution adjustments to the conversion price at which the Notes are convertible into shares of Common Stock in accordance with the terms of the Notes; the acquisition by the Purchaser or any of its Affiliates or Associates of any shares of Common Stock upon conversion of the Notes in accordance with the terms of the Notes (“Conversion Shares”); and the acquisition and ownership by the Purchaser or any of its Affiliates or Associates of any Conversion Shares.

4. AMENDMENT OF SECTION 3(a). Section 3(a) of the Rights Agreement is hereby amended to add the following sentence at the end thereof:

“Notwithstanding anything in this Rights Agreement to the contrary, a Distribution Date shall not be deemed to have occurred solely by virtue of the Transactions.”

5. AMENDMENT OF SECTION 7(a). Section 7(a) of the Rights Agreement is hereby amended to add the following sentence at the end thereof:

“Notwithstanding anything in this Rights Agreement to the contrary, the Transactions shall not be deemed to be events that cause the Rights to become exercisable pursuant to the provisions of this Section 7 or otherwise.”

6. AMENDMENT OF SECTION 11. Section 11 of the Rights Agreement is hereby amended to add the following sentence after the first sentence of said Section:

“Notwithstanding anything in this Rights Agreement to the contrary, the Transactions shall not be deemed to be events of the type described in this Section 11 or to cause the Rights to be adjusted or to become exercisable in accordance with this Section 11 or otherwise.”

7. AMENDMENT OF SECTION 13(d). Section 13(d) of the Rights Agreement is hereby amended to add the following sentence at the end thereof:

“Notwithstanding anything in this Rights Agreement to the contrary, the Transactions shall not be deemed to be events of the type described in this Section 13 or to cause the Rights to be adjusted or to become exercisable in accordance with this Section 13 or otherwise.”

8. EFFECTIVENESS. This Amendment shall be deemed effective as of the date first written above, as if executed on such date, at the time immediately prior to the execution of the Purchase Agreement. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

9. MISCELLANEOUS. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of the such State applicable to contracts to be made and performed entirely within such State. This Amendment may be executed in counterparts, each of which shall be deemed to be an original, and which together shall constitute one and the same instrument. If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

IN WITNESS WHEREOF, this Amendment has been duly executed by the Company and the Rights Agent as of the day and year first written above.

Attest:	NET PERCEPTIONS, INC.

/s/ Teresa Dery	By:	/s/ Thomas Donnelly

Name:	Thomas Donnelly
Title:	President and CFO

Attest:	WELLS FARGO BANK MINNESOTA, N.A., as Rights Agent

/s/ Damon Larson	By:	/s/ Cheryl A. Kelly

Name:	Cheryl A. Kelly
Title:	Officer